Exhibit 1

SOFTWARE LICENSE AGREEMENT

This Software License Agreement is made effective this 27 August, 2006 (the “Effective Date”), by and between Evogene Ltd. (“Evogene”) and Compugen Ltd. (“Compugen”), both companies being organized under the laws of the State of Israel.
The parties hereby agree as follows:

1.           Definitions

“Field” means research and development of improved traits in crops through gene discovery and genome remodeling.

“Purpose” means research and development activities performed by Evogene or by its wholly owned subsidiary. For clarification, “Purpose” excludes any disposition by way of sale, the grant of a license or otherwise, whether as a stand alone product or as part of a product into which the Software or any modification or part thereof is incorporated.

“Software” means the object code and source code of certain software that is authored by and proprietary to Compugen, that supports use of LEADS software and is known at Compugen as “MBT” package.

“Major Agreement” means a signed definitive agreement with a Major Player under which (among other things) Evogene is or will be entitled to receive payment of any nature whatsoever including upfront payments, research and development funding, milestone and royalty payments. “Major Player” means Monsanto, Syngenta, Pioneer, Bayer, BASF, Dow Chemicals, Delta & Pine Land, Vilmorin, Zeraim Gadera, major players in the BioDiesel industry and any of their respective subsidiaries and other affiliates.

2.           The License

2.1         Grant. Subject to the terms and conditions herein, including Evogene’s obligations under Section 3, Compugen hereby grants to Evogene under the Software a perpetual, nonexclusive, royalty-free, indivisible and nontransferable license in the Field, with a right to sublicense only to its fully owned sublicense (but not to any other person), during the term of this Agreement, to use, reproduce, modify in any manner whatsoever and make derivative works of the Software, including all modifications and additions thereto made by either party, solely for the Purpose. Evogene agrees that it shall not: (i) exploit its rights in the license otherwise than in accordance with the terms and conditions of the license described herein, and (ii) without limiting the foregoing in paragraph (i) allow use of the Software outside of Israel (which may be only to a fully owned subsidiary) except in accordance with consents that need to be obtained, if at all, from Office of the Chief Scientist of the Ministry of the Ministry of Industry, Trade and Labor (“OCS”). Compugen shall be responsible for obtaining any consents needed from the OCS and shall carry out good faith efforts to obtain any such consents.

2.2         Access. Compugen shall deliver to Evogene one copy of the Software on CD. Evogene will be responsible for installation of the Software at its premises. Compugen shall not have any obligation to provide to Evogene assistance or services in relation to the Software, including any assistance with the installation of the Software or maintenance support therefor.

2.3         Exchange of Updates. The parties acknowledge and agree that: (i) they each intend to create modifications, including additions, to the Software, and (ii) they will deliver to each other all of the modifications, including additions, to the Software from time to time, all of which shall be in source code, but at least as often as every six (6) months during the term of this Agreement. If a party does not make any modifications during any six months period as aforesaid, it shall give to the other party notice to such effect.

2.4         Reserved Rights. Compugen shall remain the sole owner of all rights, title, and copyrights in and to the Software, including all modifications and additions thereto made by either party. Compugen agrees not to use within the Field any modifications and additions to the Software that are made by Evogene, including after termination of this Agreement for any reason. For clarification, as between the parties, any and all results that Evogene or its wholly owned subsidiaries generate from use of the license shall be owned by and remain solely with Evogene.

2.5         Conditions Subsequent. In acknowledgement of Evogene’s urgent need to commence use of the license, Compugen has agreed to effect delivery of the Software within two (2) days of the Effective Date, subject to:

(a)
Evogene complying with its obligation under Section 3(a)(i) or 3(b)(i) and with its obligation under Section 3(a)(ii) or Section 3(b)(ii), within the times specified in Section 3 for compliance therefor respectively; and

(b)
Within one (1) week of the Effective Date, Evogene’s board of directors approving and resolving to recommend to its shareholders to approve the issuance of shares to Compugen in accordance with Section 3(a) or 3(b), which alternative shall be in Evogene’s discretion.

3.           Consideration

In consideration of the grant of the license hereunder, Evogene shall issue to Compugen fully paid up ordinary shares of Evogene, NIS 0.01 par value each, as follows:

(a)	by way of a first alternative:

	(i)	forty thousand (40,000) ordinary shares before 31 December 2006; and

	(ii)	twenty thousand (20,000) ordinary shares within one (1) month of Evogene entering into the first Major Agreement during the term of this Agreement; and

(b)	by way of a second alternative;

	(i)	thirty thousand (30,000) ordinary shares before 31 December 2006; and

(ii)
thirty thousand (30,000) ordinary shares and an additional ten thousand (10,000) ordinary shares within one (1) month of Evogene entering into its first and second Major Agreement respectively during the term of this Agreement.

Evogene shall be in compliance with its obligations under this Section 3, provided that it complies with one of the two alternatives described in paragraphs (a) and (b) of this Section 3. The amounts of shares specified in this Section 3 shall be subject to customary adjustments in the event of a consolidation or subdivision of Evogene’s shares.

4.           Term and Termination

This Agreement shall commence on the Effective Date and continue in force and effect until the earlier of Evogene breaching the terms or conditions of the license and failing to rectify such breach within 30 days of receiving Compugen’s written notification to Evogene of such breach, or one of the conditions subsequent specified in Section 2.5 not occurring within the time specified therefore in Section 2.5. Within one (1) week of expiry or termination of this Agreement for any reason whatsoever; (a) the license shall terminate, and (b) Evogene shall: (i) cease all use of the Software, including all modifications thereto, (ii) de-install the software from its server and provide to Compugen written confirmation thereof.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed on the day and year first above written.

COMPUGEN, Ltd.		EVOGENE Ltd.

By:		By:
Name:	Alex Kotzer	Name:	Ofer Haviv
Title:	CEO and President	Title:	CEO and President